

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 14, 2007

Robert B. Toth
President and Chief Executive Officer
Polypore International, Inc.
11430 North Community House Road, Suite 350
Charlotte, NC 28277

> **Re:** **Polypore International, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 25, 2007**
> **File No. 333-141273**

Dear Mr. Toth:

We have reviewed your filing and have the following comments.

Results of Operations, page 36

Selling, general and administrative expenses, page 40

1. We note your revised disclosures on pages 40 and 42 in response to comment 3 in our letter dated May 17, 2007. Please expand your SG&A discussion for 2006 to explain and quantify the additional increase of $3.8 million. In addition, quantify the reasons for the decrease in your SG&A expenses for 2005.

Income taxes, net, page 40

2. We note your revised disclosures on page 40 for your changes in your income taxes, net for 2006 compared with 2005, specifically your table from the U.S. Federal statutory rate to your effective tax rate. In consideration that your income tax rate fluctuated from 38.0% for 2004 compared to 74.6% for 2005, please provide a similar reconciliation for this period as well as for your 3 month interim period ended March 31, 2007 compared to April 1, 2006. We note you have calculated your effective tax rate to be (96.5%) for the 3 months ended March 31, 2007 compared to (50.7%) for the 3 months ended April 1, 2006. In your discussion of results of operations, please specifically discuss why you have a significant income tax benefit in consideration that you had income in the 3 months ended March 31, 2007.

Compensation Discussion and Analysis, page 76

3. We note your response to comment 8 in our letter dated May 17, 2007. Please note that we are still reviewing your response and may have further comments.

Recent accounting pronouncements, page F-12

4. We have reviewed your response to comment 9 in our letter dated May 17, 2007. We continue to believe that the reduction of the accrual for postretirement benefits of $2,593,000 should be shown as a component of operating income. In this regard, we note that this item is a form of compensation expense and changes in the related accrual should be reflected in cost of goods sold or selling, general and administrative expenses, as appropriate.

17. Segment Information, page F-34

5. We have reviewed your response to comment 12 in our letter dated May 17, 2007 and note the following:

   • You indicate that the lead-acid and lithium battery segments are at different stages of their life cycles.
   • You provide explanations for differences in sales prices, cost of goods sold, and selling, general, and administrative expenses between your lead-acid and lithium battery segments.
   • You identify significantly different revenue growth rates and gross margins between the lead-acid and lithium battery segments presented in your response.

   In light of the items noted above and the reasons you have given in Exhibit 5 in your response dated April 30, 2007, it appears to us that these segments are not currently economically similar. We remind you that the aggregation of segments should be consistent with the objective and basic principles of Statement 131 — to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates in order to help users of financial statements better understand the enterprise's performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole. Statement 131 mentions that segments having similar economic characteristics would be expected to have similar long-term average gross margins. We understand that evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. In this regard we note that you expect the lead-acid and lithium battery markets to converge in the future. We therefore remind you that you must continue to evaluate the future prospects of these two operating segments and if their future gross margins and sales do not begin to trend together, you may need present disaggregated segment information in the future.

In addition, please revise your disclosure to clarify that you are aggregating operating segments as required by paragraph 26a of SFAS 131.

12. Acquisition, page F-49

6. We have reviewed your response to comment 14 in our letter dated May 17, 2007. Please tell us what consideration you gave to the guidance set forth in EITF 04-4 – Majority Owner's Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in that Subsidiary, specifically paragraph 16 of the Status Section. Ensure your response addresses the specific terms of the put and call options.

7. Notwithstanding the above, please further explain how you have determined that the fair value of the put option does not fluctuate based on the changes in the underlying variables. In this regard, we do not understand why the fair value of DNPNET would not change subsequent to the acquisition date solely because the Company is the controlling shareholder.

Exhibit 5.1 – Legal Opinion

8. Please delete the qualification in the fourth paragraph, which assumes that the company has filed and the Secretary of State of the State of Delaware has accepted the certificate of incorporation.

As appropriate, please amend your registration statement in response to these comments. You may contact Ryan Rohn at (202) 551-3739 or Jeanne Baker at (202) 551- 3691 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Cristopher Greer, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019